Exhibit 99.2

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in “Risk Factors.”

Overview of Company

Dogness (International) Corporation (“Dogness” or the “Company”), is a company limited by shares established under the laws of the British Virgin Islands (“BVI”) on July 11, 2016 as a holding company. The Company, through its subsidiaries, is primarily engaged in the design, manufacturing and sales of various types of pet leashes, pet collars, pet harnesses, intelligent pet products and retractable leashes with products being sold all over the world mainly through distributions by large retailers.

A reorganization of the legal structure was completed on January 9, 2017. Reorganization involved the incorporation of Dogness, a BVI holding company; and Dogness Intelligent Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”), a holding company established under the laws of the People’s Republic of China (“PRC”); and the transfer of HK Dogness, HK Jiasheng and Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”; collectively, the “Transferred Entities”) from the Controlling Shareholder to Dogness and Dongguan Dogness. Prior to the reorganization, the Transferred Entities’ equity interests were 100% controlled by our founder and Chief Executive Officer, Mr. Silong Chen (the “Controlling Shareholder”).

On November 24, 2016, the Controlling Shareholder transferred his 100% ownership interest in Dongguan Jiasheng to Dongguan Dogness, which is 100% owned by HK Dogness and considered a wholly foreign-owned entity (“WFOE”) in PRC. On January 9, 2017, the Controlling Shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to Dogness. After the reorganization, Dogness ultimately owns 100% of the equity interests of the entities mentioned above.

Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”) was established on May 15, 2009 under the laws of the PRC, with registered capital of RMB 10 million (approximately $1.5 million) contributed by individual shareholder Mr. Silong Chen. Dongguan Jiasheng is the main operating entity and is engaged in the research and development, manufacturing and distribution of various types of gift suspenders, pet belts ribbon, lace, elastic belt, computer jacquard ribbon and high-grade textile lace.

Since the Company and its wholly-owned subsidiaries were effectively controlled by the same Controlling Shareholder before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

In January 2018, the Company formed a Delaware limited liability company, Dogness Group LLC, with its operation focusing primarily on promoting the Company’s pet products sales in the United States. In February 2018, Dogness Overseas Ltd, which is wholly owned by the Company, was established in the British Virgin Islands as a holding company. Dogness Overseas Ltd owns all of the interests in Dogness Group LLC.

On March 16, 2018 (the “Acquisition Date”), the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzhen) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately $10.9 million (or RMB 71.0 million). After the acquisition, Mejia became the Company’s wholly-owned subsidiary. Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. This Acquisition enables the Company to build its own facility instead of leasing manufacturing facilities and expand its production capacity sustainably to meet increased customer demand. Total budgeted capital expenditure to bring Meijia manufacturing facility into use was originally estimated to be completed at a cost of RMB 110 million ($16.8 million). The actual costs have been adjusted based on additional works required for waterproofing, sewage pipeline and hazardous waste leakage prevention. As a result, total actual costs incurred as of December 31, 2020, amounted to RMB 118.5 million ($18.1 million). As of December 31, 2020, the Company had future capital expenditure commitment of approximately RMB 80,000 ($12,248). Meijia plant started test operations in August 2019, and has started normal production since December 2019 upon passing the final inspection conducted by the local government. As of December 31, 2020, Meijia plant has substantially reached its designed production capacity and is expected to reach its full production capacity by June 2021.

On July 6, 2018, Dogness Intelligence Technology Co., Ltd. (“Intelligence Guangzhou”) was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $12.2 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence Guangzhou, with the remaining 42% of ownership interest owned by two unrelated entities. As of the date of this report, Dongguan Jiasheng has not made the capital contribution. Intelligence Guangzhou has had immaterial operation since its inception.

On February 5, 2019, Dogness Japan Co. Ltd. (“Dogness Japan”) was incorporated in Japan. The Company invested $150,000 for 51% ownership interest in Dogness Japan, with remaining 49% owned by an unrelated individual. Due to negative impact of COVID-19 and no material revenue was generated since inception, pursuant to a Board Resolution dated on November 28, 2020, the Board approved to sale the Company’s 51% ownership interest to the remaining shareholder of Dogness Japan for cash consideration of JPY3.4 million ($31,092). After such sale, Dogness Japan’s operations will no longer be consolidated. Immediate before the disposition, , Dogness Japan’s total assets was $98,752, accounting for only 0.1% of the Company’s consolidated total assets; and total liabilities was approximately $34,644, accounting for only 0.2% of the Company’s consolidated total liabilities. No revenue was reported for the six months ended December 31, 2020. Management determined that this disposition does not represent strategic shifts and have no major effect on the Company’s operations and financial results, therefore, no discontinued operations were presented. The Company recorded a gain of $5,104 from this disposition transaction.

Dogness Pet Culture (Dongguan) Co., Ltd. (“Dogness Culture”) was incorporated on December 14, 2018 with registered capital of RMB 10 million (approximately $1.5 million). The capital was not paid and there were no active business operations. On January 15, 2020, the Company’s subsidiary, Dongguan Dogness, entered into an agreement with the original shareholder of Dogness Culture, who is related to Mr. Silong Chen, the Chief Executive Officer, by whch Dongguan Dogness acquired 51.2% ownership interest of Dogness Culture for a nominal fee. The remaining equity interest of 48.8% was also transferred to other two third parties for a nominal fee. Dongguan Dogness thereafter contributed cash consideration of RMB 5.12 million (approximately $0.78 million) on April 16, 2020 along with other two shareholders’ capital contributions of RMB 4.88 million (approximately $0.75 million). Dogness Culture mainly focuses on developing and expanding pet food market in China in the near future.

In recent years, we have invested large amounts of funds, to establish an environmentally friendly ribbon dying process, computer jacquard department, screen printing department and thermal transfer printing department. The adoption of ISO 9001:2015 international quality system enables us to be more effective in the various production processes to guarantee product quality, and ensure stable and efficient production. We also have an in-house testing laboratory and frequently perform tests on all of our products to maintain a high level of quality in both materials and workmanship.

Our primary raw materials in production of our products are plastic, leather, nylon, polyester, chemical fiber blended fabric, metal, GPPS and HIPS, most of which are extracted from crude oil. Thus, our cost of raw material is highly impacted by fluctuations in the price of oil. Cost of revenues mainly includes costs of raw materials, costs of direct labor, utilities, depreciation expenses and other overhead.

Our major products include pet leashes, pet collars, gift suspenders, pet harnesses, intelligent pet products, retractable dog leashes, and other pet accessories, such as mouth covers and pet charms. During the six months ended December 31, 2020, we started providing ribbon dyeing service for external customers. Revenues by product and service categories are summarized below:

Recent Development

The Company’s operations will be further affected by the ongoing outbreak of COVID-19 which in March 2020, had been declared as a pandemic by the World Health Organization. Although the Company resumed its operations in late March 2020 and received and fulfilled increased customer sales orders in the second half of 2020, and the COVID-19 impact on the Company’s operating results and financial performance for the six months ended December 31, 2020 seems to be temporary, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, disruption of the Company’s supply chain and restriction of the Company’s sales to international market. The continued uncertainties associated with COVID 19 may cause the Company’s revenue and cash flows to underperform in the next 12 months. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the date the Company’s interim financial statements are released.

In addition, based on assessment of current market conditions, economic environment, customer demand and sales trend, we expect that the on-going trade dispute between China and the United States will continue to have an adverse effect on our business operations. As a result, our export sales may continue to experience uncertainties in the coming months.

To mitigate the impact from the COVID-19 and trade dispute, we repositioned our sales strategy to focus more on domestic sales and further diversify our product offerings to better meet the customers’ needs, such as offering ribbon dyeing service to external customers. Also, we expand our sales channels from traditional trading to utilize on-line shopping channels to gain access to more potential customers from domestic and international markets directly, especially to attract the younger generations who are more interested in our smart pet products. Meantime, we are initiating more cost saving measures to improve production efficiency and profit margin.

We also strengthen our financing position through equity financing. On January 20, 2021, the Company sold 3,455,130 Class A common shares in a registered offering at the price of $2.15 per common share and raised net proceeds of approximately $6.6 million. In addition, warrants to purchase an aggregate of 1,727,565 common shares for $2.70 per share were issued to the investors and warrants to purchase an aggregate of 276,410 common shares for $2.70 per share were issued as commission to the placement agent in the offering. If fully exercised, the Company would receive aggregate gross proceeds from the warrants of approximately $5.4 million.

Sales Overview

	For the six months ended December 31,
	2020		2019
Product and service category	Revenue	% of total Revenue	Revenue	% of total Revenue

Products
Pet leashes	$1,845,601	15.1%	$2,533,043	22.1%
Pet collars	2,846,833	23.2%	2,764,380	24.1%
Gift suspenders	1,489,852	12.2%	1,661,916	14.5%
Pet harnesses	791,441	6.5%	1,025,927	8.9%
Intelligent pet products	3,383,666	27.6%	2,110,239	18.4%
Other pet accessories	529,954	4.3%	511,782	4.5%
Retractable dog leashes	106,585	0.9%	427,183	3.7%
Climbing hooks	769,199	6.3%	442,085	3.8%
Total revenue from products	11,763,131	96.1%	11,476,555	100.0%

Service
Dyeing service	482,376	3.9%	-	-%
Total revenue from service	482,376	3.9%	-	-%
Total revenue	$12,245,507	100.0%	$11,476,555	100.0%

During the six months ended December 31, 2020, our products were sold in 25 countries. Our major customers include, Anyi trading, Petco, Trendspark, PetSmart, Petco, Pet Value, Walmart, Target, IKEA, SimplyShe, Pets at Home, PETZL, and Petmate. With the fast-growing online shopping, we also sold our products via popular online shopping sites, including Amazon, Chewy, JD, Tmall and Taobao, and from live streaming sales platforms hosted by influencers. Export sales accounted for 47.5% and 46.5% of the total sales for the six months ended December 31, 2020 and 2019, respectively, while China domestic sales accounted for 52.5%% and 53.5% for the six months ended December 31, 2020 and 2019, respectively. The breakdown of the sales by geographic areas is shown below:

	For the six months ended December 31, 2020		For the six months ended December 31, 2019
Geographic location	Revenue	% of total Revenue	Revenue	% of total Revenue

Sales to international markets	$5,814,624	47.5%	$5,338,371	46.5%
Sales in China domestic market	6,430,883	52.5%	6,138,184	53.5%
Total	$12,245,507	100.0%	$11,476,555	100.0%

For the six months ended December 31, 2020, the Company’s three largest customers accounted for 31.4%, 12.4% and 6.3% of the Company’s total revenue, respectively. For the six months ended December 31, 2019, the Company’s four customers accounted for 25.2%, 6.2%,5.9% and 5.3% of the Company’s total revenue, respectively.

	For the six months ended December 31,
	2020	2019
	% of total revenue

Dongguan Anyi Trading Co., Ltd.	31.4%	25.2%
Petco	12.4%	6.2%
Trendspark	6.3%	-
Dongguan Pattege Pet Products Co., Ltd	-	5.9%
Dongguan Ruisheng Development Co., Ltd.	-	5.3%

Our Growth Strategy

We are committed to enhancing profitability and cash flows through the following strategies:

Develop innovative products and services. We focus on developing and strengthening our brand identity and emphasizing our unique offerings for customers and promoting our strong value proposition. Through extensive and on-going customer research, we are gaining valuable insights into the wants and needs of our customers and we are developing solutions and communication strategies to address them. We continually seek opportunities to strengthen our merchandising capabilities, which allow us to provide a differentiated product assortment, including our exclusive smart pet specialty products and our proprietary brand offerings, to deliver innovative solutions and value to our customers. We believe developing innovative products will further differentiate us from our competitors, allow us to forge a strong relationship with our customers, build loyalty, enhance our market position, increase transaction size and enhance operating margins.

Mergers and Acquisitions. When capital permits, we intend to capitalize on the challenges that smaller companies are encountering in our industry by acquiring complementary companies at favorable prices. We believe that acquiring rather than building capacity is an option that may be more beneficial to us if replacement costs are higher than purchase prices. We continue to look into acquiring smaller pet product manufacturers in China as part of our expansion plans. Some of the companies we may seek to acquire are suppliers of the raw materials or components we purchase to manufacture our products to further expand and integrate the industrial chain. If we do acquire such companies, we will have greater control over our manufacturing cost. Our expansion strategy includes increasing our share in existing pet specialty products markets, penetrating new markets and achieving operating efficiencies and economies of scale in merchandising, distribution, information systems, procurement, and marketing, while providing a return on investment to our stockholders.

Supply Chain Efficiencies and Scale. We intend to streamline our supply chain process and leverage our economies of scale. We seek suppliers that will strategically partner with us to create long-term shareholder value. We also aim to scale our supply chain to accommodate growth, cut costs and improve efficiency and drive continuous improvement, mitigate supply chain risks, and develop innovative approaches to product development.

In six months ended December 31, 2020, our sales increased by 6.7% as compared to the same period last year. This indicates that we have repositioned our sales strategies to cope with the negative impact of US-China trade dispute and COVID-19, as well as the positive trend of online shopping and customer needs for smart pet products.

From a long-term perspective, we believe the above-mentioned strategic initiatives will still help our future sales growth. Through continuous endeavor for product innovation, better management our capital expenditure and leveraging costs, we expect that we could further improve our sales and product margins to produce profitability and return on investment for our stockholders in the near future.

Results of Operations

Comparison of Operation Results for the six months ended December 31, 2020 and 2019

The following table summarizes the results of our operations for the six months ended December 31, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended December 31, 2020		For the six months ended December 31, 2019
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$12,245,507	100.0%	$11,476,555	100.0%	$768,952	6.7%
Cost of revenues	(7,456,069)	(60.9)%	(7,695,649)	(67.1)%	239,580	(3.1)%
Gross profit	4,789,438	39.1%	3,780,906	32.9%	1,008,532	26.7%
Operating expenses
Selling expenses	1,000,340	8.2%	933,861	8.1%	66,479	7.1%
General and administrative expenses	2,186,886	17.9%	2,936,038	25.6%	(749,152)	(25.5)%
R&D expense	254,924	2.1%	148,528	1.3%	106,396	71.6%
Total operating expenses	3,442,150	28.1%	4,018,427	35.0%	(576,277)	(14.3)%
Income (loss) from operations	1,347,288	11.0%	(237,521)	(2.1)%	1,584,809	667.2%
Other income (expenses)
Interest expense, net	(111,690)	(0.9)%	(125,384)	(1.1)%	13,694	(10.9)%
Foreign exchange gain	(119,082)	(1.0)%	46,905	0.4%	(165,987)	(353.9)%
Other income (expense)	158,565	1.3%	(3,766)	0.0%	162,331	(4,310.4)%
Gain from disposition of a subsidiary	5,104	0.0%	-	-%	5,104	100.0%
Total other expense	(67,103)	(0.6)%	(82,245)	(0.7)%	15,142	(18.4)%
Income (loss) before income taxes	1,280,185	10.4%	(319,766)	(2.8)%	1,599,951	(500.4)%
Provision for income taxes	530,679	4.3%	104,730	0.9%	425,949	406.7%
Net income (loss)	$749,506	6.1%	$(424,496)	(3.7)%	$1,174,002	(276.6)%

Revenues. Revenues increased by approximately $0.8 million, or 6.7%, to approximately $12.2 million for the six months ended December 31, 2020 from approximately $11.5 million for same period last year. The increase in revenue was primarily attributable to the increased sales of our intelligent pet products which have much higher average selling price than our traditional pet products.

Our total sales volume increased 4.6% for the for the six months ended December 31, 2020 as compared to the same period last year. The increase in sales volume was mainly due to:

1) we continue to shift our focus and resources to produce and promote the sales of higher margin intelligent pet products, as a result, our sales volume for intelligent pet products increased 162.3% for the for the six months ended December 31, 2020 as compared to the same period last year;

2) we continue to upgrade our production lines for traditional pet products to improve the productivity and lower the production costs, as a result, we are able to lower our selling price for traditional pet products, but still maintain desirable profit margins. Our sales strategy for traditional pet productions successfully retained our customers, attracted new customers, as well bring the awareness for our intelligent pet products.

3) To mitigate the impact caused by COVID-19, we expand our sales channels to more online shopping platforms, such as Amazon, Chewy, JD, Tmall and Taobao, as well as the live streaming sales platforms hosted by influencers. These ecommerce sales normally have higher profit margin than traditional sales channels.

Our average selling price increase in by 2.0% during the six months ended December 31, 2020 as compared to the same period of 2019. The increase was largely due to increased sales of our intelligent pet products, offset by the decreased average selling price for our traditional products. Our intelligent pet products sales account for approximately 27.6% of our total sales during the six months ended December 31, 2020, as compared to approximately 18.4% in the same period of 2019.

Revenue by Product and Service Type

The following table sets forth the breakdown of our revenue by product and service type for the six months ended December 31, 2020 and 2019:

	Revenue by Product and Service Type
	For the six months ended December 31,
	2020		2019
Product and service category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
Products
Pet collars	$2,846,833	23.2%	$2,764,380	24.1%	$82,453	3.0%
Pet leashes	1,845,601	15.1%	2,533,043	22.1%	(687,442)	(27.1)%
Intelligent pet products	3,383,666	27.6%	2,110,239	18.4%	1,273,427	60.3%
Gift suspenders	1,489,852	12.2%	1,661,916	14.5%	(172,064)	(10.4)%
Pet harnesses	791,441	6.5%	1,025,927	8.9%	(234,486)	(22.9)%
Other pet accessories	529,954	4.3%	511,782	4.5%	18,172	3.6%
Retractable dog leashes	106,585	0.9%	427,183	3.7%	(320,598)	(75.0)%
Climbing hooks	769,199	6.3%	442,085	3.8%	327,114	74.0%
Total revenue from products	11,763,131	96.1%	11,476,555	100.0	286,576	2.5%

Service
Dyeing service	482,376	3.9%	-	-%	482,376	100.0%
Total revenue from service	482,376	3.9%	-	-	482,376	100.0%
Total	$12,245,507	100.0%	$11,476,555	100.0%	$768,952	6.7%

	Quantity sold for six months ended December 31,			% of	Average unit price for six months ended December 31,
	2020	2019	Quantity variance	Quantity variance	2020	2019	Price Difference
Pet collars	1,751,757	1,060,207	691,550	65.2%	$1.6	$2.6	$(1.0)
Pet leashes	771,587	572,412	199,175	34.8%	2.4	4.4	(2.0)
Intelligent pet products	153,060	58,361	94,699	162.3%	22.1	36.2	(14.1)
Gift suspenders	3,225,520	4,054,922	(829,402)	(20.5)%	0.5	0.4	0.1
Pet Harnesses	339,213	363,870	(24,657)	(6.8)%	2.3	2.8	(0.5)
Other pet accessories	565,094	484,047	81,047	16.7%	0.9	1.1	(0.2)
Retractable dog leashes	19,483	86,962	(67,479)	(77.6)%	5.5	4.9	0.6
Climbing hooks	500,330	323,263	177,067	54.8%	1.5	1.4	0.1
Total	7,326,044	7,004,044	322,000	4.6%	$1.7	$1.6	$0.1

Pet collars

Revenue from pet collars increased by approximately $0.1 million or 3.0%, from approximately $2.8 million for the six months ended December 31, 2019 to approximately $2.9 million for the six months ended December 31, 2020. The increase was mainly driven by an 65.2% increase in sales volume attributable to increased on-line sales of pet collars from both domestic and U.S. markets during six months ended December 31, 2020 compared to the same period of 2019, offset by a 37.7% decrease in average selling price for the six months ended December 31, 2020 compared to the same period of 2019 due to lower production costs resulted from our improved manufacturing process.

Pet leashes

Revenue from pet leashes decreased by approximately $0.7 million, or 27.1%, from approximately $2.5 million for the six months ended December 31, 2019 to approximately $1.8 million for the six months ended December 31, 2020. The decrease was mainly driven by a 45.9% decrease in the average selling price as a result of our continuous improvement of the manufacturing process to reduce production costs, and offset by an 34.8% increase in sales volume due to increased on-line sales of pet leash products from both domestic and U.S. markets, for the six months ended December 31, 2020 compared to the same period of 2019.

Intelligent pet products

Revenue from intelligent pet products increased by approximately $1.3 million or 60.3%, from approximately $2.1 million for the six months ended December 31, 2019 to approximately $3.4 million for the six months ended December 31, 2020. The increase was mainly driven by a 162.3% increase in sales volume during six months ended December 31, 2020 compared to the same period of 2019, and offset by the decreased average selling price of $14.1 per unit for the six months ended December 31, 2020 compared to the same period of 2019. Among the total revenue increase, $0.6 million increase was from sales to customers in China domestic market and remaining $0.7 million increase was from sales to customers in overseas markets. The decreased average selling price of $14.1 per unit for our intelligent pet products was mainly because we were able to lower our selling price but still maintain high profit margin due to our improvement of the manufacturing process resulted from our continued R&D innovation efforts.

We launched our intelligent pet products in March 2018, which include App-controlled pet feeders, pet water fountains, and smart pet toys. Compared with other products, intelligent pet products typically have higher selling price. As part of our strategic changes, we have shifted our focus and resources from traditional pet products to new, smart, and high value innovative smart pet products. We have seen significant increase of sales during the six months ended December 31, 2020 and expect the sales of intelligent pet products will continue to be one of the primary sources of revenue in the near future.

Gift suspenders

Gift suspenders include various ribbons and belts used in badges, name tags and gift bags. Revenue from gift suspenders decreased by approximately $0.2 million or 10.4%, from approximately $1.7 million for the six months ended December 31, 2019 to approximately $1.5 million for the six months ended December 31, 2020. The decrease was mainly driven by a 20.5% decrease in sales volume for the six months ended December 31, 2020 as compared to the same period of 2019 because we reduced the production of low-end gift suspender primarily made of fabric, as well as the weak demand for gift suspenders in the global market. However, we were able to charge premium for smaller orders. The average selling price for gift suspenders increased by 12.7% for the six months ended December 31, 2020 as compared to the same period of 2019 because we sold more higher gross margin products.

Pet harnesses

Revenue from pet harnesses decreased by approximately $0.2 million or 22.9%, from approximately $1.0 million for the six months ended December 31, 2029 to approximately $0.8 million for the six months ended December 31, 2020. The sales volume for pet harnesses slight decreased for the six months ended December 31, 2020 as compared to the same period of 2019, mainly due to our reduced production of traditional pet products. The average selling price for pet harnesses decreased by 17.2% for the six months ended December 31, 2020 as compared to the same period of 2019.

Other pet accessories

Other pet accessories include various dog comfort wrap harnesses, pet muzzles, metal chain traffic leashes, pet belts and ropes, and other miscellaneous products, which are normally customized to fulfill customers’ purchase orders. Revenue from other pet accessories remained consistent at approximately $0.5 million for six months ended December 31, 2020 and the same period last year. The sales volume increased for other pet accessories by 16.7% for the six months ended December 31, 2020. Our average selling price decreased by 11.3% for the six months ended December 31, 2020 compared to the same period of 2019 because we sold more pet costumes to customers with lower selling price to stimulate the sales volume. In the same period last year, more pet metal chains with higher selling price were sold to customers.

Retractable dog leashes

Revenue from retractable dog leashes decreased by approximately $0.3 million or 75.0%, from approximately $0.4 million for the six months ended December 31, 2019 to approximately $0.1 million for the six months ended December 31, 2020. The decrease was mainly driven by a 77.6% decrease in sales volume due to reduced sales orders from both domestic and international markets. The average selling price for retractable dog leashes increased by $0.6 per unit for the six months ended December 31, 2020 compared to the same period of 2019 because we sold more retractable dog leashes with metal buckles.

Climbing hooks

Revenue from climbing hooks increased by approximately $0.33 million from approximately $0.44 million for the six months ended December 31, 2019 to approximately $0.77 million for the six months ended December 31, 2020. The increase was mainly driven by an 54.8% increase in sales volume due to the growing demand for outdoor equipment. and increase of the average selling price of $0.1 per unit for the six months ended December 31, 2020 as compared to the same period of 2019. We expect the sales for the climbing hooks and gears will continue to increase due to the growth trend of participating the outdoors activities both domestically and globally.

Dyeing service

During the six months ended December 31, 2020, we started to provide ribbon dyeing service to customers. We utilize our manufacturing capability and color dyeing technology to provide dyeing solutions to customers and apply dyes or pigments on ribbons made of textile materials such as fibers, yarns and fabrics to achieve customer desired color fastness and quality. We recognize revenue at the point when dyeing solutions and related services are rendered, products after dyeing are delivered and accepted by the customers. We earned service fees of approximately $482,376 for the six months ended December 31, 2020.

Sales to related parties

During the year ended June 30, 2019, we acquired 10% of the ownership interest in Dogness Network Technology Co., Ltd (“Dogness Network”) and 13% of the ownership interest in Linsun Smart Technology Co., Ltd (“Linsun”), for the purpose of working together to develop new products and new technologies in smart pet tech area.

We sold certain intelligent pet products to Dogness Network and Linsun, and accordingly reported related party sales of $548,351 and $588,733, which accounted for 4.5% and 5.1% of our total revenue six months ended December 31, 2020 and 2019.

Cost of revenue associated with the sales to these two related parties amounted to $285,258 and $351,601 for the six months ended December 31, 2020 and 2019, respectively.

Revenue by Geographic Area

The following table sets forth the breakdown of our revenue by geographic areas for the six months ended December 31, 2020 and 2019:

	For the six months ended December 31,
	2020		2019
Countries	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance%
Mainland China	$6,430,883	52.5%	$6,138,185	53.5%	$292,698	4.8%
United States	3,235,212	26.4%	2,283,744	19.9%	951,468	41.7%
Europe	938,083	7.7%	1,195,122	10.4%	(257,039)	(21.5)%
Japan and other Asian countries and regions	570,192	4.7%	1,112,127	9.7%	(541,935)	(48.7)%
Australia	235,819	1.9%	523,383	4.6%	(287,564)	(54.9)%
Canada	784,403	6.4%	161,353	1.4%	623,050	386.1%
Central and south America	50,915	0.4%	62,641	0.5%	(11,726)	(18.7)%
Total	$12,245,507	100.0%	$11,476,555	100%	$768,952	6.7%

The breakdown of sales by product and service types in international markets is as follows:

International sales by product and service type

	For the six months ended December 31,
	2020		2019		Changes
Product and service type	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Pet collars	$1,279,395	22.0%	$1,450,307	27.2%	$(170,912)	(11.8)%
Pet leashes	1,253,910	21.6%	1,130,671	21.2%	123,239	10.9%
Intelligent pet products	1,383,026	23.7%	660,588	12.4%	722,438	109.4%
Gift suspenders	956,374	16.4%	1,157,074	21.7%	(200,700)	(17.3)%
Pet harnesses	243,502	4.2%	443,350	8.3%	(199,848)	(45.1)%
Other pet accessories	214,581	3.7%	102,089	1.9%	112,492	110.2%
Retractable dog leashes	38,719	0.7%	274,136	5.1%	(235,417)	(85.9)%
Climbing hooks	445,117	7.7%	120,156	2.2%	324,961	270.4%
Total international sales	$5,814,624	100.0%	$5,338,371	100.0%	$476,253	8.9%

Our total sales in international markets increased by approximately $0.5 million or 8.9% to approximately $5.8 million for the six months ended December 31, 2020, from approximately $5.3 million for the same period last year. We have seen strong recovery in U.S. consumer demand because of the stimulus plan. Our sales to U.S, market increased by approximately $1.0 million or 41.7% to approximately $3.2 million for the six months ended December 31, 2020 from approximately $2.3 million for the same period last year. However, due to the ongoing negative impact of the outbreak and spread of COVID-19 around the world, we still experienced weak market demand and received less sales orders from other international customers.

Our sale of intelligent pet products increased approximately $0.7 million or 109.4%, our climbing hooks increased by approximately $0.3 million or 270.4%, our pet leashes increased by approximately $0.1 million or 10.9%, our other pet accessories increased by approximately $0.1 million or 110.2%, respectively, for the six months ended December 31, 2020 as compared to the same period of 2019. However, our retractable dog leashes, gift suspenders, pet harnesses, pet collars decreased by approximately 85.9%, 17.3%, 45.1%, and 11.8%, respectively, for the six months ended December 31, 2020 as compared to the same period of 2019.

For the six months ended December 31, 2020, we have started working with large retail chains in the US and Canada for the distribution of smart pet products under our own brand rather than just serving as an OEM supplier. In addition, we started expanding our sales on online shopping platforms, such as Amazon and Chewy to access more potential customers in a safely and timely manner. We expect that the revenue to be generated from these efforts could mitigate, at least in part, offset the decreased OEM sales in the United States and Canada and the mitigate the impact of the COVID-19. We also expect that the newly developed intelligent pet products will continue become the leading revenue source for our international sales.

The breakdown of sales by product and service types in China’s domestic market is as follows:

Domestic sales by product and service type

	For the six months ended June 30,
	2020		2019		Changes
Product and service type	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Pet collars	$1,567,438	24.4%	$1,314,072	21.4%	$253,366	19.3%
Pet leashes	591,691	9.2%	1,402,371	22.9%	(810,680)	(57.8)%
Intelligent pet products	2,000,640	31.1%	1,449,651	23.6%	550,989	38.0%
Gift suspenders	533,478	8.3%	504,842	8.2%	28,636	5.7%
Pet harnesses	547,939	8.5%	582,578	9.5%	(34,639)	(5.9)%
Other pet accessories	315,373	4.9%	409,693	6.7%	(94,320)	(23.0)%
Retractable dog leashes	67,866	1.1%	153,048	2.5%	(85,182)	(55.7)%
Climbing hooks	324,082	5.0%	321,929	5.2%	2,153	0.7%
Dyeing service	482,376	7.5%	-	-	482,376	100.0%
Total sales in China domestic market	$6,430,883	100.0%	$6,138,184	100.0%	$292,699	4.8%

Our domestic sales increased approximately $0.3 million or 4.8% from approximately $6.1 million for the six months ended December 31, 2019 to approximately $6.4 million for the six months ended December 31, 2020. The increase was mainly due to increased customer orders of our intelligent pet products.

With the booming of pet culture in China, more and more young consumers have become pet owners in Mainland China. There are growing demands for smart pet products, including App-controlled smart pet food feeders, pet water fountains, pet tracking devices and smart pet toys. In addition, the shopping channels are diversified due to the rapid change of technology and lifestyle. The younger generations are more tech savvy and more willing to purchase products from popular online shopping sites, including Amazon, Chewy, JD, Tmall and Taobao, and from live streaming sales platforms hosted by influencers. Therefore, during the six months ended December 31, 2020, we increased our marketing activities and sales efforts in domestic market, especially on those online shopping sites and channels. As a result, our domestic sales of intelligent pet products increased approximately $0.6 million or 38.0% as compared to the same period of 2019.

We have been changing our business strategy from focusing on sales of traditional pet products to focusing on promoting the sales of our intelligent pet products. We reduced the manufacturing and sales of some low-end pet leash products made of fabric, as a result, our sales of pet leashes, other pet accessories, retractable dog leashes and pet harnesses, decreased approximately $0.8 million, $0.1 million, $0.1 million, and $0.03 million, respectively, for the six months ended December 31, 2020 as compared to the same period of 2019.

Cost of revenues

Cost of revenues was approximately $7.5 million and $7.7 million for the six months ended December 31, 2020 and 2019, respectively. As a percentage of revenues, the cost of goods sold decreased by approximately 6.2 percentage points to 60.9% for the six months ended December 31, 2020 from 67.1% for the six months ended December 31, 2019. This was mainly because we continued to upgrade our production lines for both traditional and intelligent pet products to improve the productivity and lower the production costs.

As a result, average unit cost associated with the sales volume for the six months ended December 31, 2020 decreased by 10.9% from approximately $1.10 per unit for six months ended December 31, 2019 to approximately $0.98 per unit for the six months ended December 31, 2020.

Cost of revenues from dyeing service was approximately 0.3 million for the six months ended December 31, 2020.

Gross profit

Our gross profit increased by approximately $1.0 million or 26.7%, to approximately $4.8 million for the six months ended December 31, 2020 from approximately $3.8 million for the six months ended December 31. 2019 primarily because we continue to upgrade our production lines for both traditional pet products, such as pet collars, as well as for our climbing hooks and intelligent pet products, which lead to the improved productivity and lower the production costs. Overall gross profit margin was 39.1%, an increase of 6.2 percentage points, as compared to 32.9% for the six months ended December 31, 2019.

Gross profit by product and service type

The following table presents the gross profit by product types for the six months ended December 31, 2020 and 2019 as follows:

	For the six months ended December 31,
	2020		2019
Products	Gross profit	Gross profit %	Gross profit	Gross profit %	Variance in Gross profit	Variance in Gross profit %
Pet collars	$1,021,600	35.9%	$861,365	31.2%	$160,235	18.6%
Pet leashes	487,604	26.4%	636,320	25.1%	(148,716)	(23.4)%
Intelligent pet products	1,805,527	53.4%	904,132	42.8%	901,395	99.7%
Gift suspenders	567,172	38.1%	563,683	33.9%	3,489	0.6%
Pet harnesses	260,168	32.9%	358,666	35.0%	(98,498)	(27.5)%
Other pet accessories	210,307	39.7%	182,167	35.6%	28,140	15.4%
Retractable dog leashes	6,917	6.5%	149,885	35.1%	(142,968)	(95.4)%
Climbing hooks	264,750	34.4%	124,688	28.2%	140,062	112.3%
	4,624,045	39.3%	3,780,906	32.9%	843,139	22.3%
Service
Dyeing service	165,393	34.3%	-	-%	165,393	100.0%
Total	$4,789,438	39.1%	$3,780,906	32.9%	$1,008,532	26.7%

Gross profit for intelligent pet products increased by approximately $0.9 million from approximately $0.9 million for the six months ended December 31, 2019 to approximately $1.8 million for the six months ended December 31, 2020. Gross profit margin increased by 10.6 percentage point from 42.8% for the six months ended December 31, 2019 to 53.4% for the six months ended December 31, 2020, mainly because we lowered down the average unit cost of intelligent pet products due to improved manufacturing process.

Gross profit for climbing hook increased by approximately $0.1 million from approximately $0.1 million for the six months ended December 31, 2019 to approximately $0.3 million for the six months ended December 31, 2020, mainly driven by an 54.8% increase in sales volume, as well as the average unit selling price increased to $1.5 per unit for the six months ended December 31, 2020 from $1.4 per unit compared to the same period of last year. Overall gross margin for climbing hook increased by 6.2 percentage points from 28.2% for the six months ended December 31, 2019 to 34.4% for the six months ended December 31, 2020.

Gross profit for pet collars, gift suspenders, and other pet accessories increased by approximately $0.2 million, $0.003 million and $0.03 million, respectively, for the six months ended December 31, 2020 as compared to the same period of 2019.

Gross profit for pet leashes, retractable dog leashes, and pet harnesses decreased by approximately $0.1 million, $0.1 million and $0.1 million, respectively, for the six months ended December 31, 2020 as compared to the same period of 2019, mainly because of the decreased sales volume.

Gross profit from dyeing service was approximately 0.2 million and gross margin was 34.3% for the six months ended December 31, 2020.

Expenses

	For the six months ended December 31,
	2020 ($)	2020 (%)	2019 ($)	2019 (%)	Changes ($)	Changes (%)
Selling expenses	1,000,340	29.1	933,861	23.2	66,479	7.1
General and administrative expenses	2,186,886	63.5	2,936,038	73.1	(749,152)	(25.5)
Research and development expenses	254,924	7.4	148,528	3.7	106,396	71.6
Total operating expenses	3,442,150	100	4,018,427	100	(576,277)	(14.3)

Selling expenses. Selling expenses primarily included expenses incurred for participating in various trade shows to promote product sales, salary and sales commission expenses paid to the Company’s sales personnel, customs clearance charges for product exports, and shipping and delivery expenses. Selling expenses increased by approximately $0.1 million or 7.1% from approximately $0.9 million for the six months ended December 31, 2019 to approximately $1.0 million for the six months ended December 31, 2020. The increase was mainly due to increased promotion service expenses of approximately $0.2 million, offset by decreased trade show and marketing expenses. As a percentage of sales, our selling expenses were 8.2% and 8.1% of our total revenues for the six months ended December 31, 2020 and 2019, respectively.

General and administrative expenses. Our general and administrative expenses primarily include employee salary, welfare and insurance expenses, depreciation and bad debt expenses as well as consulting expense. General and administrative expenses decreased by approximately $0.7 million or 25.5% from approximately $2.9 million for the six months ended December 31, 2019 to approximately $2.2 million for the six months ended December 31, 2020. The decrease was mainly due to decreased share based compensation of $0.3 million, decreased bad debts expenses of $0.2 million and decreased consulting and professional fees of approximately $0.1 million. As a percentage of sales, our general and administrative expenses were 17.9% and 25.6% of our total revenues for the six months ended December 31, 2020 and 2019, respectively.

Research and development expenses. Our research and development expenses increased by $0.1 million or 71.6% from $0.1 million for six months ended December 31, 2019 to $0.3 million for the six months ended December 31, 2020. As a percentage of sales, our research and development expenses were 2.1% and 1.3% of our total revenues for the six months ended December 31, 2020 and 2019, respectively. The increase was due to the Company’s continued efforts to develop cutting edge smart wearable devices for pets, as well as to improve some of the functions and exterior designs of our existing products in order to meet customer demands. We expect R&D expenses to continue to increase, as we continue to expand our research and development activities to increase the use of environmentally-friendly materials, and develop more new high-tech products to meet customer demands.

Other expense, net. Other expense primarily included interest income or expenses, foreign exchange gain or loss and other income or expenses. Other expense decreased by approximately $0.01 million or 18.4% from approximately $0.08 million for the six months ended December 31, 2019 to $0.07 million for the six months ended December 31, 2020. The decrease was mainly due to miscellaneous other income and gain from disposition of subsidiary in Japan.

Income tax expense. Income tax expense increased by approximately $0.4 million or 406.7%, from income tax expense of approximately $0.1 million for the six months ended December 31, 2019, to income tax expense approximately $0.5 million for the six months ended December 31, 2020. The increase was mainly due to increased taxable income and the accrued surcharge on unpaid income tax.

We had accrued tax liabilities of approximately $3.6 million and $2.8 million as of December 31, 2020 and June 30, 2020, respectively, mostly related to the unpaid income tax and business tax in China. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. For the six months ended December 31, 2020, we accrued and recorded surcharge for overdue tax payment of $527,110 associated with unpaid income tax liabilities as part of our income tax provision, which have been reflected in the consolidated statements of income and comprehensive income (loss). Management has discussed with local tax authorities regarding the outstanding tax payable balance after we successfully completed our IPO and are in the process of negotiating a settlement plan agreement. Local tax authorities have not made a determination as of December 31, 2020. We believe it is likely that we can reach an agreement with the local tax authority to fully settle our tax liabilities within fiscal 2021 but cannot guarantee such settlement will ultimately occur.

Net income (loss). Net income was approximately $0.7 million for the six months ended December 31, 2020, an increase of $1.2 million from net loss of $0.4 million for the six months ended December 31, 2019. The net income was the result of increased sales and gross profit, and decreased operating expenses as discussed above.

Other comprehensive income (loss). Foreign currency translation adjustments amounted to an income of $4,171,436 and a loss of $826,508 for the six months ended December 31, 2020 and 2019, respectively. The balance sheet amounts with the exception of equity at December 31, 2020 were translated at RMB 6.5326 to $1.00 as compared to RMB 6.9680 to $1.00 at December 31, 2019. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the six months ended December 31, 2020 and 2019 were RMB 6.7715 to $1.00 and RMB 7.0289 to $1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation. The impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	For the six months ended December 31, 2020	For the six months ended December 31, 2019
Impact on revenue	$(447,703)	$(100,350)
Impact on operating expenses	$(125,847)	$(35,137)
Impact on net income	$(27,402)	$3,712

For the six months ended December 31, 2020, if using RMB 6.5326 to $1.00 (foreign exchange rate as of December 31, 2020), rather than the average exchange rate for the six months ended December 31, 2020, to translate our revenue, operating expense and net income, our reported revenue, operation expense and net income would decrease by $447,703 $125,847 and $27,402, respectively.

For the six months ended December 31, 2019, if using RMB 6.9680 to $1.00 (foreign exchange rate as of December 31, 2019), rather than the average exchange rate for the six months ended December 31, 2019, to translate our revenue, operating expense and net income, our reported revenue, operation expense and net income would decrease by $100,350, $35,137 and $(3,712), respectively.

Liquidity and Capital Resources

The following table sets forth summary of our cash flows for the years indicated:

	For the six months ended December 31,
	2020	2019
Net cash (used in) provided by operating activities	$(108,516)	1,765,183
Net cash used in investing activities	(4,748,615)	(4,244,057)
Net cash provided by financing activities	4,929,234	1,339,830
Effect of exchange rate change on cash	12,556	(14,588)
Net increase (decrease) in cash	84,659	(1,153,632)
Cash, beginning of year	1,266,873	2,550,152
Cash, end of year	$1,351,532	1,396,520

Operating Activities

Net cash used in operating activities was approximately $0.1 million for the six months ended December 31, 2020, including net income of $0.7 million, adjusted for non-cash items for approximately $1.6 million (including depreciation and amortization of $1.3 million, changes in inventory reserve of $0.8 million and amortization of ROU assets of $0.2 million) and adjustments for changes in working capital around negative $1.7 million. The adjustments for changes in working capital mainly included increase $0.9 million in inventories and $1.2 million in account receivable due to growing revenue.

Net cash provided by operating activities was approximately $1.8 million for the six months ended December 31, 2019, including net loss of $0.4 million, adjusted for non-cash items for approximately $2.3 million (including depreciation and amortization of $1.2 million, share based compensation $0.3 and amortization of ROU assets of $0.3 million) offset adjustments for changes in working capital around negative $0.1 million. The adjustments for changes in working capital mainly included an increase in inventories of $1.0 million because we increased the stockpile of finished goods inventories in anticipation to fulfill increased customer orders in the upcoming months offset by increased in accounts payable $0.8 million for the six months ended December 31, 2019.

Investing Activities

Net cash used in investing activities was approximately $4.7 million for the six months ended December 31, 2020, as compared to net cash used in investing activities of $4.2 million in fiscal 2019, primarily due to purchased approximately $0.7 million machinery and equipment to improve our production capacity, spent approximately $6.7 million on our construction-in-progress projects for improvement of our manufacturing facilities and warehouse. We also paid additional capital contributions of approximately $0.2 million to one of our long-term equity investees. On the other hand, we decreased purchase in short-term investment of $2.8 million when we collected the investment upon maturity of these interest-bearing wealth management financial products and used such cash to invest on our construction-in-progress projects.

Net cash used in investing activities was approximately $4.2 million for the six months ended December 31, 2019, primarily due to purchased approximately $0.2 million machinery and equipment to improve our production capacity, spent approximately $7.3 million on our construction-in-progress projects for improvement of our manufacturing facilities and warehouse. We also paid additional capital contributions of approximately $0.2 million to two of our long-term equity investees. On the other hand, we decreased purchase in short-term investment of $3.6 million when we collected the investment upon maturity of these interest-bearing wealth management financial products and used such cash to invest on our construction-in-progress projects.

Financing Activities

Net cash provided by financing activities was approximately $4.9 million for the six months ended December 31, 2020. During six months ended December 31, 2020, our net proceeds from long-term bank loan were approximately $7.4 million and net proceeds from related party approximately $1.9 million, offset by net repayments of short-term bank loans upon maturity, were approximately $4.5 million.

Net cash provided by financing activities was approximately $1.3 million for the six months ended December 31, 2019. Our proceeds from short-term bank loan were approximately $4.3 million and our repayments of short-term bank loans upon maturity were approximately $2.8 million.

Commitments and Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2020:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment (1)	$1,361,889	$164,694	$377,594	$455,705	$363,896
Repayment of bank loan (2)	8,561,392	1,533,669	5,060,009	796,072	1,171,642
Equity investments obligation (3)	306,200	306,200	-	-
Capital injection obligation (4)	9,829,020	-	-	-	9,829,020
Capital expenditure commitment on Meijia (5)	12,248	12,248	-	-	-
Capital expenditures on Dongguan Jiasheng (6)	17,676,225	5,615,852	7,484,888	4,575,485	-
Capital expenditures on Dogness Culture (7)	154,887	154,887	-	-	-
Total	$37,901,861	$7,787,550	$12,922,491	$5,827,262	$11,364,558

(1)	The Company’s subsidiary Dogness Jiasheng leases manufacturing facilities and administration office spaces under multiple operating lease agreements. We adopted ASU No. 2016-02—Leases (Topic 842) on July 1, 2019, using a modified retrospective transition method. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of lease assets and lease liabilities of approximately $5.3 million and $1.4 million, respectively, as of December 31, 2020.

(2)

As of December 31, 2020, the Company had a loan balance of RMB 49,497,658 ($7,578,092) borrowed from Dongguan Rural Commercial Bank. The loans have terms of eight years with a maturity date on July 16, 2028 with effective interest rate of 6.55% per annum.

As of December 31, 2020, the Company had a loan balance of $910,000 borrowed from Cathay Bank. The loan has a term of two years from February 6, 2020 to February 6, 2022 with the U.S. prime rate. The Company’s intention is to repay the loan within one year, therefore, recorded as current liability on the balance sheet.

As of December 31, 2020, the Company had a loan balance of $73,300 under the U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”). The loan accrues interest at a rate of 1% on any portion of the principal and accrued interest that is not forgiven. The PPP loan was fully forgiven in January 2021.

(3)	In November 2018, the Company entered into an equity investment agreement with Dogness Network Technology Co., Ltd (“Network”) to invest RMB 8.0 million ($1,224,800) to acquire 10% of the shares of Network. As of December 31, 2020, the Company made capital contribution of RMB 6.0 million (approximately $0.9 million) to Dogness Network. As of the date of this report, the Company intends to make additional capital contribution of RMB 2.0 million ($0.3 million) to Dogness Network before June 30, 2021.

(4)

On July 6, 2018, a new entity named Dogness Intelligence Technology Co., Ltd. (“Intelligence”), was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $12.2 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence, which means that Dongguan Jiasheng will need to contribute RMB 46,400,000 (approximately $7.1 million) of capital to this new entity. As of the date of this report, Dongguan Jiasheng has not made the capital contribution. Pursuant to the article of incorporation of Intelligence, the Company is required to complete the capital contribution before May 22, 2038.

The Company is also obligated to make registered capital contributions to its subsidiary Zhangzhou Meijia Metal Product Ltd. (“Meijia”) to meet the requirement of State Administration for Industry and Commerce (“SAIC”) of China. As of December 31, 2020, future registered capital contribution commitments for Meijia was RMB 17.8 million ($2.7 million), respectively. During January to April 2021, the Company made additional capital contribution of RMB 0.5 million ($0.1 million) into Meijia. As a result, as of the date of this filing, future capital contribution to Meijia has been lowered down to approximately $2.6 million, which is required to complete the capital injection before 2025.

(5)	The Company acquired Meijia in 2018. After the acquisition, the Company started building its own facilities and office spaces to expand the production capacity in order to fulfill increased customer orders. Total budgeted capital expenditure to bring Meijia manufacturing facility into use was originally estimated to be completed at a cost of RMB 110 million ($16.8 million). The actual costs have been adjusted based on additional works required for waterproof, sewage pipeline and hazardous waste leakage prevention. As a result, total actual costs incurred as of December 31, 2020, amounted to RMB 118.5 million ($18.1 million). As of December 31, 2020, the Company had future capital expenditure commitment of approximately RMB 80,000 ($12,248). Meijia plant started test operations in August 2019 and passed final inspection by December 2019. As of December 31, 2020, Meijia plant has substantially reached its designed production capacity and is expected to reach its full production capacity by June 2021.

(6)	Dongguan Jiasheng is working on a capital project which expanding from the original plan of building a warehouse, to build new manufacturing and operating facilities, which including workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall, etc. The original budgeted cost for the construction of the main bodies of the warehouse, employee dormitory, office building and manufacturing facilities amounted to RMB 75 million ($11.5 million). The budget has been later adjusted and revised to RMB 232.8 million ($35.7 million) to add costs associated with interior and exterior decoration, parking lots construction, and road and landscaping on top of the original budget. As of December 31, 2020, the Company has spent RMB 117.7 million ($18.0 million) and completed the construction of the main body of the warehouse, employee dormitory, office building and has set up the new manufacturing facilities. As of December 31, 2020, the Company still had future minimum capital expenditure commitment of RMB 115.1 million ($17.7 million) on the decoration of the second floor of the office building, construction of the stone wall and parking lots, and improvement of the landscaping, which is expected to be invested into the CIP project within the next five years whenever the Company has available fund. The project is expected to be fully completed by 2025.

(7)	Dogness Culture is also working on a capital project to decorate a pet themed retail store. Total budget is RMB 2.15 million ($0.3 million). As of December 31, 2020, the Company has spent RMB 1.1 million ($0.2 million).

In connection with the Company’s construction-in-progress (“CIP”) projects on Meijia and Dongguan Jiasheng, from January 2021 to April 2021, the Company made payments of RMB 16.1million ($2.5 million) on these projects. The budget related to these CIP projects may also be adjusted based on available cash and there is no assurance that CIP investment plan may be carried out as scheduled.

As a result of the subsequent payments for the registered capital injection to meet the SAIC requirement, capital expenditure on the CIP project and subsequent changes in the loan balances, the Company’s material contractual obligations as of the date of this filing has been lowered down to the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment	$1,361,889	$164,694	$377,594	$455,705	$363,896
Repayment of bank loan	7,674,653	720,230	4,986,709	796,072	1,171,642
Equity investments obligation	306,200	306,200	-	-
Capital injection obligation	9,752,470	-	-	-	9,752,470
Capital expenditure commitment on Meijia	-	-	-	-	-
Capital expenditures on Dongguan Jiasheng	15,220,300	3,159,927	7,484,888	4,575,485	-
Capital expenditures on Dogness Culture (7)	154,887	154,887	-	-	-
Total	$34,470,399	$4,505,938	$12,849,191	$5,827,262	$11,288,008

As reflected in the unaudited condensed consolidated financial statement, we had cash used in operating activities of $108,516 for the six months ended December 31, 2020. As of December 31, 2020, we had future minimum capital expenditure commitment on our construction-in-progress projects of approximately $5.8 million within the next twelve months and additional $12.0 million for the next five years. In addition, we had unpaid tax liabilities of $3.6 million as of December 31, 2020, which may be required to be settled with local tax authority in the near future. Furthermore, the ongoing outbreak of COVID-19 may continue to negatively impact our business operations. A resurgence could negatively affect our ability to fulfil customer sales orders and collect customer payments timely, or disrupt our supply chain. As a result, there is a possibility that our revenue and cash flows may underperform in the next 12 months.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. For the six months ended December 31, 2020, our revenue increased by approximately $0.8 million as compared to the six months ended December 31, 2019. As a result, we reported a net income of approximately $0.7 million for the six months ended December 31, 2020. In addition, our working capital increased by approximately $1.4 million from approximately $0.9 million as of June 30, 2020 to approximately $2.3 million as of December 31, 2020.

As of December 31, 2020, we had cash of approximately $1.4 million. We also had short-term investments of approximately $0.9 million using the 2017 remaining IPO proceeds to purchase interest-bearing short-term investments from the banks and such short-term investments have maturities ranging from one to three months. These short-term investments are highly liquid and can be used as working capital when needed. In addition, we had total outstanding accounts receivable of approximately $3.8 million, of which approximately $3.4 million or 90.4% has been subsequently collected back during January to April 2021 (including $3.2 million accounts receivable collected from third party customers and $0.2 million accounts received collected from related party customers), and become available for use as working capital.

As of December 31, 2020, we had outstanding bank loans of approximately $8.6 million from PRC banks (including $910,000 short-term bank loans, approximately $0.6 million current portion of long-term bank loans and approximately $7 million long-term bank loans), among which approximately $1.5 million will be paid within next 12 months. Management expects that it will be able to renew all of its existing bank loans upon their maturity based on past experience and our good credit history. We also borrowed approximately $2.0 million from related party as working capital and such borrowing is interest free and due on demand.

On January 20, 2021, we sold 3,455,130 Class A common shares in a registered offering at the price of $2.15 per common share and raised net proceeds of approximately $6.6 million. In addition, warrants to purchase an aggregate of 1,727,565 common shares for $2.70 per share were issued to the investors and warrants to purchase an aggregate of 276,410 common shares for $2.70 per share were issued as commission to the placement agent in the offering. If fully exercised, we would receive aggregate gross proceeds from the warrants of approximately $5.4 million.

We currently plan to fund our operations and support our ongoing construction-in-progress projects mainly through cash flow from operations, remaining cash from its 2017 IPO proceeds, January 2021 equity financing, renewal of bank borrowings, borrowing from related parties and additional equity financing from outside investors, if necessary, to ensure sufficient working capital. However, no assurance can be given that additional financing, if required,would be available on favorable terms or at all. If the available fund is not sufficient to meet the required minimum capital expenditures on the CIP projects, we may adjust the CIP capital expenditure budget and slow down the CIP construction to appropriate level.

Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date the unaudited condensed consolidated financial statements are released.

Loan Facilities

As of December 31, 2020, and June 30, 2020, the details of all our short-term bank loans are as follows:

	As of December 31,	As of June 30,
	2020	2020
Bank of Communications of China (“BCC”):
Effective interest rate at 5.655% (1)	$-	$2,545,200

Industrial and Commercial Bank of China (“ICBC”):
Effective interest rate at 5.655% (2)	-	1,696,800

Cathay Bank
Effective interest rate at 4.25% (3)	910,000	900,000
Total	$910,000	$5,142,000

(1)	In August 2019, the Company entered into two loan agreements with BCC Dongguan Branch to borrow total of RMB 18 million ($2.5 million) as working capital for one year. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.405 basis points. The Company’s subsidiary Meijia pledged its land use right of approximately $2.1 million and buildings of approximately $8.2 million as collaterals to secure these loans (see Note 6 and Note 7). In addition, Mr. Silong Chen, the CEO of the Company, provided personal guarantee for the loans. The Company fully repaid the loans in July 2020 upon maturity.

(2)	On August 9, 2019, Dongguan Jiasheng entered into a loan agreement with ICBC to borrow RMB 12 million ($1.7 million) as working capital for one year. The loan bears a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.345 basis points. Mr. Silong Chen, pledged his personal assets as the collateral to secure this loan. Related parties, Mr. Junqiang Chen and Ms. Caiyuan He, the relatives of Mr. Silong Chen, and Dongguan Dogness also provided the joint guarantee to this loan. The Company fully repaid the loan in July 2020 upon maturity.

(3)

On February 6, 2020, one of the Company’s U.S. subsidiary Dogness Group, obtained a line of credit from Cathay Bank, pursuant to which, Dogness Group has the availability to borrow a maximum $1.2 million out of this line of credit for two years at the U.S. prime rate. The loan is guaranteed by the fixed assets of Dogness Group. The purpose of this loan is to expand the business operation and increase the marketing and sales activities in the United States and other international markets.

As of June 30, 2020, the outstanding balance was $900,000, During the six months ended December 31, 2020, Dogness Group borrowed total of $73,271 and made repayment of $63,271. As of December 31, 2020, the outstanding balance was $910,000 which was recorded as current liabilities because Dogness Group plans to repay this loan within one year.

Long-term loan consisted of the following:

	As of December 31,	As of June 30,
	2020	2020
Southwestern National Bank
Paycheck Protection Program (PPP) Loan	$73,300	$73,300

Dongguan Rural Commercial Bank
Effective interest rate at 6.15% and 6.55%	7,578,092	-
Total	$7,651,392	$73,300
Less: current maturities of long-term loans	623,669	-
Long term portion	$7,027,723	$73,300

On May 11, 2020, Dogness Group, applied for and received funding for a loan totaling $73,300 under the U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”), which is part of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), enacted on March 27, 2020. Under the terms of the SBA PPP loan, up to 100% of the principal and accrued interest may be forgiven if certain criteria are met and the loan proceeds are used for qualifying expenses such as payroll costs, benefits, rent, and utilities as described in the CARES Act. The interest rate on this loan is 1% per annum and any portion of the principal and accrued interest that is not forgiven is required to be repaid by May 11, 2022. In January 2021, Dogness Group received PPP loan forgiveness notice to waive the principal and accrued interest.

On July 17, 2020, the Company entered into multiple loan agreements with Dongguan Rural Commercial Bank to borrow an aggregate of RMB 50 million ($7.7 million) loans to support the working capital needs and the construction of the Company’s current CIP projects. The loans have terms of eight years with a maturity date on July 16, 2028. The loans bear a variable interest rate based on the prime interest rate set by the People’s Bank of China at the time of borrowing, plus 1.405 basis points. The Company pledged the land use right of approximately $1.4 million and buildings of approximately $4.3 million from Meijia as collaterals to secure total loans of RMB 30 million ($4.6 million). Mr. Silong Chen, the CEO of the Company, pledged personal property as collateral to secure the remaining loans of RMB 20 million ($3.1million). Dongguan Dogness, Meijia and Mr. Silong Chen also provided guarantee for the loans. During the six months ended December 31, 2020, the Company repaid RMB 0.5 million ($0.1 million) with an outstanding balance of RMB 49.5 million ($7.6 million) as of December 31, 2020.

Impact of COVID-19

The Company’s business operations are affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19). The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company’s business has been negatively impacted by the COVID-19 coronavirus outbreak to certain extent. Although the Company resumed its normal business operations in late March 2020, its export sales to international markets were reduced. The Company’s results of operations and financial condition will depend on future developments, including the duration and spread of the outbreak and the impact on the Company’s customers, which are still uncertain and cannot be reasonably estimated at this point of time.

Impact of Inflation

The Company’s business operations are affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19). The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company’s business has been negatively impacted by the COVID-19 coronavirus outbreak to certain extent. Although the Company resumed its normal business operations in late March 2020, the COVID-19 pandemic continues to create volatility in the Company’s business performance.

During the six months ended December 31, 2020, the global supply chain was disrupted due to container shortages. Transportation was delayed and U.S. port congestion interrupted the flow of the Company’s inventory for North America market, which caused delay of shipments and result in lower-than-expected revenue growth. In addition, the ongoing COVID-19 pandemic has led to a general slow-down in the global economy and reduced the amount of discretionary income available for consumers to purchase its products. The Company’s results of operations and financial condition will depend on future developments, including the duration and spread of the outbreak globally, which are still uncertain and cannot be reasonably estimated at this point of time.

Impact of Foreign Currency Fluctuations

Although all our raw material and production cost and expense were denominated in RMB, almost all our revenues were generated under agreements denominated in U.S. dollars. Export sales represent 47.5% and 46.5% of our revenue for the six months ended December 31, 2020 and 2019, respectively. Moreover, for the next few years we expect that the substantial majority of our revenues from international sales will continue to be denominated in U.S. dollars. Having the substantial portion of our revenues contracts denominated in U.S. dollars while having most of our raw material and production costs and expenses denominated in RMB exposes us to risk, associated with exchange rate fluctuations vis-à-vis the U.S. dollar.

A devaluation of the RMB in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in RMB. Conversely, any appreciation of the RMB in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our RMB raw material and productions and expenses, which would have a negative impact on our profit margins. For the six months ended December 31, 2020, the value of the RMB appreciated in relation to the U.S. dollar by approximately 7.63%. For the year ended June 30, 2020, the value of the RMB depreciated in relation to the U.S. dollar by approximately 3.01%. For the year ended June 30, 2019, the value of the RMB depreciated in relation to the U.S. dollar by approximately 2.86%. Because exchange rates between the U.S. dollar and the RMB fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results.

Depreciation (Appreciation) of RMB against the USD (%)
For the six months ended December 31, 2020	(7.63)%
For the year ended June 30, 2020	3.01%
For the year ended June 30, 2019	2.86%

We will continue to monitor exposure to currency fluctuations. We have not engaged in any currency hedging activities in order to reduce our exposure to currency fluctuations.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the six months ended December 31, 2020 and 2019 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition and realization of deferred tax assets. Actual results could differ from those estimates.

Revenue recognition

On July 1, 2018, the Company adopted ASC 606 Revenue from Contracts with Customers, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenue is recognized when obligations under the terms of a contract with the Company’s customers are satisfied. Satisfaction of contract terms occur with the transfer of title of the Company’s products to the customers. Net sale is measured as the amount of consideration the Company expects to receive in exchange for transferring the goods to the wholesaler and retailers.

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the six months ended December 31, 2020 and 2019, the Company did not provide any sales incentives to its customers.

Incidental promotional items that are immaterial in the context of the contract are recognized as expense. Fees charged to customers for shipping and handling are included in net sales and the related costs incurred by the Company are included in cost of goods sold. In applying judgment, the Company considered customer expectations of performance, materiality and the core principles of ASC Topic 606. The Company’s performance obligations are generally transferred to the customer at a point in time. The Company’s contracts with customers generally do not include any variable consideration.

The Company’s revenue is primarily generated from the sales of pet products, including leashes, accessories, collars, harnesses and intelligent smart pet products, to wholesalers and retailers. Revenue is recognized when the merchandise is delivered, title is transferred and the Company’s performance obligations to fulfill the customer contracts have been satisfied. Revenue is reported net of all value added taxes (“VAT”). The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

During the six months ended December 31, 2020, the Company started to provide ribbon dyeing service to customers. The Company utilizes its manufacturing capability and color dyeing technology to provide dyeing solutions to customers and apply dyes or pigments on ribbons made of textile materials such as fibers, yarns and fabrics to achieve customer desired color fastness and quality. The Company recognizes revenue at the point when dyeing solutions and related services are rendered, products after dyeing are delivered and accepted by the customers.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contact assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of December 31, 2020 and June 30, 2020, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended December 31, 2020 and 2019 are disclosed in notes of this unaudited condensed consolidated financial statements.

Accounts Receivable

Accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories, net

Inventories are stated at net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) since July 1, 2019, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities of approximately $5.1 million and $1.4 million, respectively, as of July 1, 2019. The standard did not materially impact our consolidated net earnings and cash flows.

Income Tax

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. Deferred income taxes assets and liabilities are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2020, the Company had income tax payable of approximately $3.6 million, primarily related to the unpaid income tax in China. Based on statutory surcharge for overdue tax payment, the Company recorded surcharge of $527,110 as reflected in the consolidated statements of income and comprehensive income for the six months ended December 31, 2020. The Company expects to settle the income tax liabilities in fiscal 2021 when the 2020 annual income tax return is assessed by the local tax authority. As of December 31, 2020, all of the Company’s tax returns of its PRC Subsidiaries, Hong Kong subsidiary, and U.S subsidiary remain open for statutory examination by relevant tax authorities.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

Recent Adopted Accounting Pronouncements

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures were adopted on a retrospective basis and the new disclosures were adopted on a prospective basis. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements not yet adopted

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Accounting Standards Update 2019-04, Accounting Standards Update 2019-05. In January 2020, the FASB issued ASU 2020-2, “Financial Instruments – Credit Losses (Topic 326) and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), February 2020” (“ASU 2020-02”). ASU 2020-02 added and amended SEC paragraphs in the Accounting Standards Codification to reflect the issuance of SEC Staff Accounting Bulletin No. 119, related to the new credit losses standard, and comments by the SEC staff related to the revised effective date of the new standard. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, we plan to adopt this guidance effective January 1, 2023. We are currently evaluating the impact of our pending adoption of ASU 2016-13 on our consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect adoption of the new guidance to have a significant impact on the Company’s financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Company’s financial statements.